Exhibit 99.1

SCIENJOY HOLDING CORPORATION

(incorporated in British Virgin Island)

2021 EQUITY INCENTIVE PLAN

Adopted on February 8, 2021

1. Purposes of the Plan. The purposes of this Scienjoy Holding Corporation 2021 Equity Incentive Plan (the “Plan”) are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business. The Plan provides for the granting of Options, Restricted Shares (whether by grant or sale), and Restricted Share Units, as determined by the Administrator at the time of grant.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a) “Administrator” means the Board, any Committee appointed by the Board, or any such person as authorized by the Board or the Committee from time to time to administer the Plan.

(b) “Applicable Laws” means any applicable law, rule, constitution, code, ordinance, statute, treaty, decree, regulation, common or customary law, order, official policy, circular, provision, administrative order, interpretation, injunction, judgment, ruling, assessment, writ or other legislative measure of any governmental authority.

(c) “Articles” means the memorandum and articles of association of the Company, as may be amended and restated from time to time.

(d) “Award” means the grant of an Option, Restricted Share, Restricted Share Unit, or other right or benefit as authorized to be granted under the Plan.

(e) “Award Agreement” means a written agreement executed by the Company and the Participant, evidencing the terms and a condition of an individual Award granted under the Plan, and includes any documents attached to or incorporated into the Award Agreement. The Award Agreement shall be subject to the terms and conditions of the Plan.

(f) “Blackout Period” means any period during which the Policy on Insider Trading of the Company prohibits a Covered Person (as defined therein) from trading in the Company’s securities.

(g) “Board” means the board of directors of the Company.

(h) “Cause” means, with respect to the termination of a Participant’s Continuous Service by the Company or a Related Entity, such termination is for “Cause” as such term is expressly defined in a then-effective written agreement between the Participant and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Participant’s:

(i) act or omission that constitutes a material breach by the Participant of any of such Participant’s obligations under such Participant’s employment agreement (if any), the service agreement or any other agreement with the Company or any Related Entity;

(ii) substantial and continued failure or refusal of the Participant to perform the duties required of such Participant as an Employee, Consultant or Director of the Company or any Related Entity, or performance significantly below the level required or expected of the Participant, as determined by the Administrator;

(iii) material violation of any Applicable Laws,

(iv) material violation of the Company's written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct;

(v) commission of any felony or other crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud; or

(vi) any other misconduct by the Participant that is or is reasonably likely to be materially injurious to the financial condition or business reputation of the Company or a Related Entity, or is in any other way materially injurious or is reasonably likely to be materially injurious to the Company or a Related Entity.

(i) “Change in Control” means the occurrence of any of the following events:

(i) any person (or more than one person acting as a group) becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) the consummation of the sale, lease, or disposition by the Company of all or substantially all of the Company’s assets; or

(iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Anything in the foregoing to the contrary notwithstanding, a transaction shall not constitute a Change in Control if its sole purpose is to change the legal jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

Anything in the foregoing to the contrary notwithstanding, if an Award granted under the Plan is subject to Section 409A of the US Code, then an event shall not constitute a Change in Control for purposes of such Award unless such event also constitutes a change in the Company’s ownership, its effective control or the ownership of a substantial portion of its assets within the meaning of Section 409A of the US Code.

(j) “Claim” means any claim, liability or obligation of any nature, arising out of or relating to this Plan or an alleged breach of this Plan or an Award Agreement.

(k) “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l) “Company” means SCIENJOY HOLDING CORPORATION, a company incorporated under the laws of British Virgin Islands.

(m) “Consultant” means any person (who is a natural person if required by Applicable Laws) (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as an Employee or Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Participant’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Participant provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or any Related Entity, including sick leave, military leave, or any other personal leave, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). Notwithstanding the foregoing, if an Award granted under the Plan is subject to Section 409A of the US Code, to the extent necessary to comply with Section 409A of the US Code, such Participant shall not have terminated Continuous Service unless such termination also qualifies as a “separation from service” within the meaning of Section 409A of the US Code.

(o) “Control” means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(p) “Covered Person” has the meaning set forth in the Policy on Insider Trading of the Company.

(q) “Director” means a member of the Board or the board of directors of any Related Entity.

(r) “Disability” means, unless the applicable Award Agreement says otherwise, that a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion. Notwithstanding the foregoing, if an Award granted under the Plan is subject to Section 409A of the US Code, then with respect to such Award, in lieu of the forgoing definition and to the extent necessary to comply with Section 409A of the US Code, “Disability” shall have the meaning set forth under Section 409A of the US Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee.

(s) “Employee” means any person, including an officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a Director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(t) “Fair Market Value” means, as of any date,

(i) if the Shares are listed on any established national securities exchange, the closing sales price per Share on the consolidated transaction reporting system for the principal securities exchange for the Shares on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported;

(ii) if the Shares are not so listed, but are quoted on an automated quotation system, the closing sales price per Shares reported on the automated quotation system on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported;

(iii) if the Shares are not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available; or

(iv) if none of the above is applicable, the value of the Shares determined by the Administrator in good faith and with reference to the market value of such shares in accordance with Applicable Laws (including, where applicable, Section 409A of the US Code).

(u) “Grant Date” means the date an Award is granted to a Participant in accordance with Section 6(h) hereof.

(v) “Participant” means an Employee, Director or Consultant who receives an Award under the Plan.

(w) “Policy on Insider Trading” means the Policy on Insider Trading of the Company dated as of May 12, 2020, as amended from time to time.

(x) “Privatization Transaction” means a voluntary delisting of the Company’s Ordinary Shares from the NYSE, the NYSE Amex or NASDAQ or an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(y) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(z) “Ordinary Share” means an ordinary share of the Company, as adjusted in accordance with Section 14 hereof.

(aa) “Plan” means this Scienjoy Holding Corporation 2021 Equity Incentive Plan, as amended from time to time.

(bb) “Related Entity” means any Subsidiary of the Company and any business, corporation, partnership, limited liability company, variable interest entity or other entity, Controlled by the Company or a Subsidiary of the Company.

(cc) “Restricted Share” means a Share awarded under the Plan to the Participant for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(dd) “Restricted Share Unit” means a unit awarded to the Participant pursuant to Section 9 hereof, which is convertible into either a Share or cash upon settlement of such unit, upon vesting or such other time as set forth in the Award Agreement, as determined by the Administrator.

(ee) “Share” means an Ordinary Share of the Company.

(ff) “Subsidiary” means, with respect to a specific entity, (i) any entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interest in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with the applicable accounting standards, or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another Subsidiary.

(gg) “US Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations and other guidance issued thereunder.

3. Shares Subject to the Plan.

(a) Subject to the provisions of Section 14 below, the maximum aggregate number of Shares which may be issued pursuant to Awards granted under the Plan shall be [3,000,000] unissued Shares, proportionally adjusted to reflect any share dividends, share splits, or similar transactions (the “Share Pool”). For the avoidance of doubt, if the shareholders of the Company adopt a share capital structure with weighted voting rights for certain Ordinary Shares in the future, the Shares that may be issued from the Share Pool will not carry any special voting right(s) and will not be entitled to more than one vote per Share on any matters submitted for approval to the shareholders of the Company. The holders of Shares awarded under the Plan irrevocably and unconditionally agree to vote in favor of the adoption of such share capital structure.

(b) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expired (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan and such Shares shall again become available for future issuance under the Plan, unless otherwise determined by the Administrator. To the extent not prohibited by the listing requirements of an established stock exchange or national market system on which the Ordinary Shares are traded and Applicable Laws, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incidental to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, and such Shares shall again become available for future issuance under the Plan, unless otherwise determined by the Administrator.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration. The Plan shall be administered by (A) the Board, or (B) a Committee designated and established by the Board, which Committee shall be constituted in accordance with the Applicable Laws and the Articles. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may limit such authority of the Committee as the Board determines from time to time. At any time there is no Committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board. The Board or the Committee may delegate to officers of the Company, pursuant to a written delegation and to the extent permitted by Applicable Laws, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Board or the Committee.

(ii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this Section 4(a), such Award shall be presumptively valid as of its Grant Date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value, in accordance with Section 2(t) hereof;

(ii) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(iii) to determine whether and to what extent Awards are granted hereunder;

(iv) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder, except that the Administrator may reduce the number of Shares covered by any Award prior to the execution of the relevant Award Agreement;

(v) to prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vi) to determine or amend the terms and conditions of any Award granted hereunder, including the exercise price, the purchase price, the time or times when Awards may vest and/or be exercised (which may be based on performance criteria), any restriction or limitation regarding any Award or the Shares relating thereto, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an option, and accelerations or waivers thereof, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Participant’s rights under an outstanding Award shall not be made without the Participant’s written consent;

(viii) to decide all other matters that must be determined in connection with an Award;

(ix) to establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(x) to construe and interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(xi) to make all other decisions and determinations, and take such other action not inconsistent with the terms of the Plan, that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan and assure compliance with all applicable legal and accounting requirements. To the extent that any restrictions under the Plan are no longer required by Applicable Laws, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

(c) Effect of Administrator’s Decision. All decisions, determinations, and interpretations by the Administrator with respect to the Plan and Award Agreements shall be final and binding on all Participants.

(d) Indemnification. No member of the Board, the Committee, the Administrator nor any Director, officer or Employee of the Company acting on behalf of the Board, the Committee or the Administrator, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan. In addition to such other rights of indemnification as they may have as Directors or Employees, Directors and Employees to whom authority to act for the Board, the Administrator shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same. To the fullest extent permitted under Applicable Laws, each Participant (as consideration for receiving and accepting an Award) irrevocably waives and releases any right or opportunity such Participant might have to assert (or participate or cooperate in) any Claim against any member of the Board, the Committee, the Administrator (including any Employee or Director) or any Related Entity.

5. Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Restricted Shares, (ii) Restricted Share Units, (iii) Options with a fixed or variable exercise price related to the Fair Market Value of the Shares (to the extent permitted by Applicable Laws) and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Any Award may consist of Restricted Shares, Restricted Share Unit and Options in any combination.

(b) Designation of Award. Each Award shall be designated in the Award Agreement.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, any business criteria, including, without limitation, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Any performance criteria may include or exclude (A) events that are of an unusual nature or indicate infrequency of occurrence, (B) gains or losses on the disposition of a business, (C) changes in tax or accounting regulations or laws, (D) the effect of a merger or acquisition, or (E) other similar occurrences, as determined by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Participants on such terms and conditions as determined by the Administrator from time to time.

(f) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Participant may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(g) Term of Award. The term of each Award shall be the term stated in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Participant has validly elected to defer the receipt of the Shares or cash issuable pursuant to the Award in compliance with Applicable Laws.

(h) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7. Terms and Conditions of Options.

(a) Exercise of Option. Unless provided otherwise by the Administrator, the Option may not be exercised until vested pursuant to the applicable Award Agreement. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten (10) years from the Grant Date, subject to approval by the Administrator and to the extent permitted by Applicable Laws, of extension of the exercise period for an Option beyond ten (10) years from the Grant Date. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised. Once vested, the vested portion of the Option may be exercised in whole or in any part, at any time, subject to the terms of the Plan and the Award Agreement; provided, however, that the exercise of the Option is not permitted during any Blackout Period.

(b) Exercise Price. The exercise price per share subject to an Option shall be determined by the Administrator and set forth in the Award Agreement and may be a fixed or variable price related to the Fair Market Value of the Shares; provided that, where required, the exercise price shall be equal to or greater than the Fair Market Value of a Share on the Grant Date of the Option. To the extent permitted by Applicable Laws, the exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Administrator, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws, rules and regulations, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants.

(c) Termination of Service (other than by Death or Disability).

(i) Unless the Award Agreement provides otherwise, if a Participant’s Continuous Service terminates for any reason other than because of death or Disability, such reasons including the Participant’s resignation and the Company’s termination of the Participant’s Continuous Service (with or without Cause), then the Participant’s Options shall expire on the earlier of the following occasions:

(A) The expiration date set forth in the corresponding Award Agreement; and

(B) The last day of the 5-month period following the month during which the termination of the Participant’s Continuous Service for any reason occurs.

(ii) If the Participant fails to exercise his or her Options within the exercise period, the Options will terminate, and the Shares underlying the Options will revert to the Plan. The Options, to the extent not vested and exercisable on the date of termination of a Participant’s Continuous Service, shall terminate and be forfeited upon the termination of a Participant’s Continuous Service.

(d) Rights on Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s Continuous Service terminates as a result of the Participant’s death or Disability, then the Participant’s Options shall expire on the earlier of the following dates:

(i) the expiration date set forth in the corresponding Award Agreement; and

(ii) the last day of the 11-month period following the month during which the Participant’s death occurs or the last day of the 8-month period following the month during which Disability is determined in accordance with the Plan, or such later date as the Administrator may determine and specify in the Award Agreement.

8. Terms and Conditions of Restricted Shares.

(a) Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Shares, to transfer the Restricted Shares, or the right to receive dividends on the Restricted Share). These restrictions may lapse separately on in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter. Unless the Administrator determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

(b) Forfeiture and Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of the Participant’s Continuous Service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited to the Company for no consideration. Notwithstanding the foregoing, the Administrator may:

(i) provide in any Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specific causes or upon a Change in Control; and

(ii) In other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

(c) Removal of Restrictions. Except as otherwise provided in the Plan, Restricted Shares granted shall be released from escrow as soon as practicable after the last day of the period of restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Shares shall become unrestricted and freely transferable by the Participant, subject to applicable legal restrictions.

9. Terms and Conditions of Restricted Share Units.

(a) Grant and Restrictions. Restricted Share Units may be granted to any Participant under such terms and conditions as shall be established by the Administrator and subject to such restrictions on transferability and other restrictions as the Administrator may impose. These restrictions may lapse separately on in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter. Restricted Share Units may be settled in Shares, cash, or any combination thereof. Until Shares are issued upon conversion and settlement of Restricted Share Units, Participants shall have no rights of a shareholder with respect to the Shares underlying the Restricted Share Units (including, without limitation, any voting rights or rights to dividends (or equivalents thereof) paid with respect to Shares underlying the Restricted Share Units.

(b) Forfeiture. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of the Participant’s Continuous Service during the applicable restriction period, Restricted Share Units that are at that time subject to restrictions and/or have not vested shall be forfeited to the Company for no consideration. Notwithstanding the foregoing, the Administrator may:

(i) provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specific causes or upon a Change in Control; and

(ii) In other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Share Units.

10. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator. Notwithstanding the foregoing provisions of this Section 10(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award, in each case, the value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Laws.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash or check, bank draft, or money order payable to the order of the Company;

(ii) wire transfer of immediately available funds;

(iii) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Participant (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written instructions to the Company to deliver the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(iv) any combination of the foregoing methods of payment; or

(v) in any other form of legal consideration that may be acceptable to the Administrator.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(v), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Participant or other person until such Participant or other person has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under any Applicable Laws. Upon the grant, exercise, vesting or settlement of an Award, as applicable, the Company shall withhold or collect from Participant an amount sufficient to satisfy such tax obligations. The Company or any Related Entity shall have the sole discretion and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. For purposes of this Section 10(c), the term “Company” shall mean to include any Related Entity.

11. Exercise of Award.

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) Unless the Award Agreement provides otherwise, an Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares in the manner as provided for in Section 10(b) with respect to which the Award is exercised and applicable withholding taxes are remitted or withheld as provided in Section 10(c).

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may be exercised following the termination of a Participant’s Continuous Service only to the extent provided in the Plan or the Award Agreement.

(ii) Where the Plan or the Award Agreement permits a Participant to exercise an Award following the termination of the Participant’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(c) Exercise in Violation of Applicable Laws. Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award may not be exercised if the Administrator (in its sole discretion) determines that an exercise could violate any Applicable Laws.

12. Conditions Upon Issuance of Shares.

(a) Subject to Section 8, Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the advice of counsel for the Company with respect to such compliance.

(b) As a condition to the issuance of Shares under an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

(c) As a condition to the issuance of Shares under of an Award and unless otherwise determined by the Administrator, the Participant shall have achieved applicable performance targets or passed applicable annual performance review prior to the date of such exercise.

13. Rights as a Member. Until the Shares are issued pursuant to the Plan and the Award Agreement, no right to vote or receive dividends or any other rights as a member shall exist with respect to the Shares, notwithstanding the exercise of the Award. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

14. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or equity, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction, so that the fair value of the Award immediately after the transaction or event is equal to the fair value of the Award immediately prior to the transaction or event; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

15. Change in Control; Privatization Transaction.

(a) In the event of a Change in Control, unless the Award Agreement provides otherwise, each outstanding Award shall be assumed or an equivalent award shall be substituted by, and each right of the Company to repurchase or redeem Shares upon termination of a Participant’s Continuous Service shall be assigned to, the successor entity. (i) If, in the event of a Change in Control, the Award is not assumed or substituted, or the repurchase or redemption right is not assigned, in the case of an outstanding Award, or (ii) if a Privatization Transaction occurs, the Award shall fully vest immediately and the Participant shall have the right to exercise the Award as to all of the Shares covered by the Award, including Shares as to which it would not otherwise be vested or exercisable, and, in the case of Restricted Shares, the Company’s repurchase or redemption right shall lapse immediately and all of the Restricted Shares subject to the repurchase or redemption right shall become vested. If the Award becomes fully vested and exercisable, in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such period; provided that, in the event of the proposed merger or consolidation of the Company with any other corporation as set forth in Section 2(i)(iii) hereof, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Company has the right to redeem/purchase all or part of the Participant’s Award at the Fair Market Value of such Award, and the Company may use commercially reasonable efforts to allow such Participant to swap the rest of the vested portion of the Award, which are not fully redeemed or repurchased, but only to the extent that the Award was vested and exercisable as of the date fifteen (15) days prior to the proposed transaction, to the applicable equity awards of the successor corporation (subject to the terms and conditions of the share-based compensation plan of the successor corporation). The balance of the Shares underlying the Awards shall be forfeited as of the date fifteen (15) days prior to the proposed transaction, unless the Award Agreement provides otherwise. For purposes of this Section 15, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share covered by the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in connection with the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if the consideration received in the Change in Control is not solely common stock or ordinary shares of the successor corporation, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share covered by the Award, to be solely common stock or ordinary shares of the successor corporation equal in Fair Market Value to the per Share consideration received by holders of Shares in the Change in Control.

(b) In addition, notwithstanding the foregoing provisions of Section 15(a), in the event of a Change in Control or a Privatization Transaction, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the difference between the exercise price and the price per share of the Shares received or to be received by other shareholders of the Company in the event. In the case of any Option with an exercise price that equals or exceeds the price paid for the Shares in connection with the Change in Control or the Privatization Transaction, the Committee may cancel the Option without the payment of consideration therefor.

16. Effective Date and Term of Plan. The Plan shall become effective upon the date hereof (the “Effective Date”). Unless otherwise terminated by the Board pursuant to Section 17(a), the Plan shall continue in effect for a term of ten (10) years after the Effective Date. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

17. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

18. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve such number of Shares as shall be sufficient to satisfy the Company’s obligations to deliver Shares pursuant to the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19. Legending Share Certificates. In order to enforce any restrictions imposed upon Shares issued upon the exercise of Awards, the Administrator may cause a legend or legends to be placed on any share certificates representing the Shares, which legend or legends shall make appropriate reference to the restrictions, including, without limitation, a restriction against sale of the Shares for any period as may be required by Applicable Laws.

20. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Participant any right with respect to the Participant’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Participant’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Participant who is employed at will is in no way affected by its determination that the Participant’s Continuous Service has been terminated for Cause for the purposes of this Plan.

21. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.

22. Vesting Schedule. The Awards to be issued to any Participant under the Plan shall be subject to the vesting schedule as specified in the Award Agreement.

23. Unfunded Obligation. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of the Company or a Related Entity. The Participants shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

24. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

25. Foreign Participation. To assure the viability of Awards granted to Participants employed in countries other than the British Virgin Islands, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country.

26. Governing Law. The Plan shall be governed by and construed in accordance with the laws of British Virgin Islands. The Plan shall operate subject to the Articles and any shareholders agreement of the Company (as may be amended and restated from time to time). A Participant’s sole remedy for any Claim shall be against the Company, and no Participant shall have any claim or right of any nature against any Related Entity, shareholder or existing or former director, officer or Employee of the Company or any Related Entity. The individuals and entities described above in this Section 26 (other than the Company) shall be third-party beneficiaries of this Plan for purposes of enforcing the terms of this Section 26.